

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2010

Alex Ko
Chief Financial Officer
Wilshire Bancorp, Inc.
3200 Wilshire Boulevard
Los Angeles, CA 90010

  Re: Wilshire Bancorp, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed March 15, 2010
    Form 10-Q for the Quarterly Period Ended June 30, 2010
    Filed August 9, 2010
    File No. 000-50923

Dear Mr. Ko:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Michael Clampitt
        Senior Attorney